Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tower Financial Corporation

Commission File No.: 000-25287

Set forth below is the text of an e-mail and accompanying attachment sent on October 28, 2013 by Robert G. Jones, President and Chief Executive Officer of Old National Bancorp (“ONB”), to employees of Tower Financial Corporation (“TFC”) and its wholly-owned subsidiary, Tower Bank & Trust Company, with information regarding the proposed merger transaction between ONB and TFC.

Subject: 3rd quarter earnings

I want to take a moment to congratulate you on a record quarter for Tower Financial Corporation. These outstanding results are a testament to the culture of teamwork and exceptional client service that makes our partnership such a tremendous fit.

I’d also like to share some high level results from Old National’s 3rd quarter. This morning, we reported 3rd quarter 2013 net income of $23.9 million, or $.23 per share, which represents a 21.3% increase over the net income of $19.7 million, or $.20 per share, reported in 3rd quarter 2012.

Other highlights included:

•	Continued strong credit quality

•	Well capitalized despite ongoing partnership activity

•	Organic growth in residential, home equity and other consumer loans

This was a good quarter for Old National, especially when you factor in several one-time expenses that impacted earnings, including the decision to sell $100 million in mortgage loans and $11.6 million in leases. Overall we continue to be a strong, secure and growth-focused community bank that is driven by our strategic imperatives:

1) Strengthen the risk profile; 2) Enhance management discipline; and 3) Achieve consistent quality earnings.

A copy of Old National’s 3rd quarter earnings released is attached. Thank you for your continued hard work, patience and professionalism during this time of transition.

Bob

Additional Information for Tower Bank & Trust Associates Owning Shares of Tower Financial Corporation Stock

In connection with the proposed merger, Old National Bancorp will file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that will include a Proxy Statement of Tower Financial Corporation and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National Bancorp and Tower Financial Corporation, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National Bancorp at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Tower Financial Corporation by accessing Tower Financial Corporation’s website at www.towerbank.net under the tab “Investor Relations” and then under the heading “SEC Filings.”

Old National Bancorp and Tower Financial Corporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Tower Financial Corporation in connection with the proposed merger. Information about the directors and executive officers of Old National Bancorp is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of Tower Financial Corporation is set forth in the proxy statement for Tower Financial Corporation’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FOR IMMEDIATE RELEASE October 28, 2013	Contacts: Media: Kathy A. Schoettlin – (812) 465-7269 Executive Vice President – Communications Financial Community: Lynell J. Walton – (812) 464-1366 Senior Vice President – Investor Relations

Old National’s 3rd quarter includes entry into Michigan,

strong credit and stable net interest margin

3RD QUARTER HIGHLIGHTS:

•	Quarterly net income of $23.9 million—a 21.3% increase over 3rd quarter 2012 ($19.7 million)

•	Continued strong credit quality

•	Remain well capitalized despite continued M&A activity (integrated Bank of America branches in Northern Indiana and Southwestern Michigan)

•	Announced partnership with Ft. Wayne-headquartered Tower Financial

Evansville, Ind. (October 28, 2013) – Today Old National Bancorp (NASDAQ: ONB) reported 3rd quarter 2013 net income of $23.9 million, or $.23 per share. These results represent a 21.3% increase over the net income of $19.7 million, or $.20 per share, reported in 3rd quarter 2012.

The company’s 3rd quarter results were impacted by $2.3 million of charges related to the July 12, 2013, merger and integration of 24 former Bank of America branches in Northern Indiana and Southwestern Michigan. In addition, as part of Old National’s transformation into higher-growth markets, the company incurred $2.7 million in costs associated with branch closures during the current quarter.

“Our 3rd quarter results, specifically our strong credit metrics and stable net interest margin, reinforce Old National’s position as a strong, secure and well-capitalized community bank,” said Bob Jones, Old National President & CEO. “Additionally, the completion of our Bank of America branch acquisition and the announcement of our partnership with (Fort Wayne-based) Tower Financial reflect our continued focus on seeking growth opportunities that benefit our clients and shareholders.”

Old National Bancorp’s Board of Directors declared a quarterly cash dividend of $.10 per share on the Company’s outstanding shares. This dividend is payable December 16, 2013, to shareholders of record on December 2, 2013. For purposes of broker trading, the ex-date of the cash dividend is November 27, 2013.

Committed to our Strategic Imperatives

Old National’s strong performance through the most recent economic downturn, as well as its strong credit and capital positions, can be attributed to its unwavering commitment to the following strategic imperatives:

1.	Strengthen the risk profile.

2.	Enhance management discipline.

3.	Achieve consistent quality earnings.

1. STRENGTHEN THE RISK PROFILE

Credit Quality

In the 3rd quarter of 2013, Old National continued the trend of improvement in overall credit quality metrics as the company reported decreases in non-performing, problem and special mention loans as well as industry low net charge-offs. Old National reported a provision recapture of $1.7 million in the 3rd quarter 2013, compared to a recapture of $3.7 million in the 2nd quarter of 2013 and provision expense of $.4 million in the 3rd quarter of 2012. Net charge-offs for 3rd quarter 2013 were $.3 million, or .02% of average total loans on an annualized basis, below the $.5 million, or .04% of average total loans in the 2nd quarter of 2013 and the $.4 million, or .03% of average total loans in the 3rd quarter of 2012.

Excluding covered loans, Old National’s net charge-offs for the 3rd quarter of 2013 were $.3 million and were slightly higher than the $.1 million reported in the 2nd quarter of 2013 and the net recoveries of $.4 million reported in the 3rd quarter of 2012. Continued positive trends in credit quality allowed Old National to recapture $1.3 million of provision expense in the 3rd quarter of 2013, excluding covered loans, compared to recaptures of $3.3 million and $.3 million in the 2nd quarter of 2013 and the 3rd quarter of 2012, respectively.

Excluding covered loans, Old National’s allowance for loan losses at September 30, 2013, was $42.3 million, or .88% of total loans, compared to an allowance of $43.9 million, or .90% of total loans at June 30, 2013, and $50.4 million, or 1.05% of total loans, at September 30, 2012. The coverage of allowance to non-performing loans, excluding covered loans, stood at 35% at September 30, 2013, compared to the 32% at June 30, 2013, and 29% at September 30, 2012.

“With regard to our overall credit metrics, this was another very strong quarter for Old National,” said Daryl Moore, Old National’s Chief Credit Officer. “I’m especially pleased at our continued progress in reducing net charge-offs, which were at an industry low for the quarter.”

The following table presents certain credit quality metrics related to Old National’s loan portfolio:

($ in millions)	2011	2012	1Q13	1Q13*	2Q13	2Q13*	3Q13	3Q13*
Non-Performing Loans (NPLs)	$299.5	$263.5	$219.6	$154.4	$198.8	$138.5	$162.4	$121.6
Problem Loans (Including NPLs)	$404.3	$355.4	$303.1	$221.7	$265.9	$198.4	223.9	178.3
Special Mention Loans	$103.2	$122.6	$141.5	$127.3	$166.8	$152.8	139.4	129.5
Net Charge-Off Ratio	.49%	.16%	.17%	.10%	.04%	.01%	.02%	.03%
Provision for Loan Losses	$7.5	$5.0	$.8	($.6)	($3.7)	($3.3)	($1.7)	($1.3)

*	Excludes covered loans.

2. ENHANCE MANAGEMENT DISCIPLINE

Expense Management

For the 3rd quarter of 2013, Old National reported total noninterest expenses of $96.7 million, which represented an efficiency ratio of 72.96%. This ratio was significantly impacted by a number of charges in the quarter, as detailed in the table below. In addition to the merger and integration charges related to the acquisition of the Bank of America banking centers, Old National recorded an additional $3.0 million in ongoing operational expenses from these newly acquired banking centers.

Included in Old National’s 3rd quarter 2013 noninterest expenses were the following items:

($ in millions)
Branch closure charges	$2.7
Merger and integration charges	2.3
Funding of the Old National Foundation	1.2
Provision for unfunded commitments	.5
Pension plan adjustment	.3

Capital Management

Maintaining a strong capital position is a top priority for Old National, as it remained above industry requirements at September 30, 2013, with regulatory tier 1 and total risk-based capital ratios of 14.2% and 15.1%, respectively, compared to 14.4% and 15.4% at June 30, 2013, and 12.9% and 14.1% at September 30, 2012. Old National repurchased 250,000 shares of stock in the open market during the 3rd quarter of 2013 compared to the repurchase of 500,000 shares made in the 2nd quarter of the current year.

The following table presents Old National’s risk-based and leverage ratios compared to industry requirements:

	Well Capitalized	ONB at September 30, 2013
Tier 1 Risk-Based Capital Ratio	>6%	14.2%
Total Risk-Based Capital Ratio	>10%	15.1%
Tier 1 Leverage Capital Ratio	>5%	8.8%

At September 30, 2013, Old National’s ratio of tangible common equity to tangible assets was 8.41%, compared to 8.65% at June 30, 2013, and 9.05% at September 30, 2012. Refer to Table 1 for Non-GAAP reconciliations.

3. ACHIEVE CONSISTENT QUALITY EARNINGS

Balance Sheet and Net Interest Margin

Total period-end loans declined from $5.201 billion at June 30, 2013, to $5.080 billion at September 30, 2013. This decrease was largely attributable to sales of $96.9 million in residential mortgage loans and $11.6 million in leases during the current quarter.

Total investments, including money market accounts, increased $40.2 million to $3.206 billion, from $3.166 billion at June 30, 2013. Average total investments decreased $94.5 million to $3.128 billion at September 30, 2013, from $3.223 billion at June 30, 2013. During 3rd quarter 2013, Old National sold $9.9 million of securities and had $16.8 million of securities called, resulting in securities gains of $.2 million compared to $1.8 million of securities gains in the 2nd quarter of 2013. Old National has not incurred any other-than-temporary impairment related to its securities portfolio in 2013.

At September 30, 2013, total core deposits, including demand and interest-bearing deposits, climbed to $7.208 billion, an increase of $368.3 million, from the $6.840 billion at June 30, 2013. On average, total core deposits increased to $7.220 billion during 3rd quarter 2013 compared to $6.952 billion during 2nd quarter 2013. The increases during the current quarter were the result of the purchase of 24 Bank of America banking centers previously discussed. These deposits totaled $508.6 million at the end of the 3rd quarter and averaged $462.6 million for the 3rd quarter.

Old National reported net interest income of $78.0 million for 3rd quarter 2013 compared to $79.2 million in 2nd quarter 2013, and $74.1 million for 3rd quarter 2012. Net interest income on a fully taxable equivalent basis was $82.4 million for 3rd quarter 2013 and represented a net interest margin on total average earning assets of 3.96%. These results compare to net interest income on a fully taxable equivalent basis of $83.4 million and a margin of 3.97% in 2nd quarter 2013 and net interest income on a fully taxable equivalent basis of $77.5 million and a margin of 4.09% for 3rd quarter 2012. Refer to Tables A and B for Non-GAAP taxable equivalent reconciliations.

The following table presents amounts and basis points related to the accretion of purchase accounting discounts recorded in net interest income during the periods presented from various Old National acquisitions:

($ in millions)	3Q12	3Q12*	2Q13	2Q13*	3Q13	3Q13*
Monroe Bancorp	$2.2	12 bps	$1.4	7 bps	$1.8	9 bps
Integra Bank	$9.1	48 bps	$6.8	32 bps	$6.5	31 bps
Indiana Community Bancorp	$.3	2 bps	$6.1	29 bps	$4.8	23 bps

*	Represents basis points.

Fees, Service Charges and Other Revenue

Total fees, service charges and other revenue totaled $47.5 million for the 3rd quarter of 2013 compared to $44.3 million in the 2nd quarter of 2013 and $38.0 million in the 3rd quarter of 2013. The 3rd quarter of 2013 included an additional $1.1 million in bank-owned life insurance proceeds, a $1.6 million credit on the renewal of a contract, as well as an additional $2.1 million of fee revenue from the newly acquired Bank of America banking centers. Partially offsetting other revenue was an expense of $2.1 million in the change in indemnification asset related to the acquisition of Integra Bank. The 2nd quarter of 2013 included an expense of $1.5 million in the change in indemnification asset. Old National has been accounting for the indemnification asset relating to the July 29, 2011, FDIC-assisted acquisition of Integra Bank under Accounting Standards Update No. 2012-06 since inception.

About Old National

Old National Bancorp (NASDAQ: ONB) is the largest financial services holding company headquartered in Indiana and, with $9.7 billion in assets, ranks among the top 100 banking companies in the U.S. Since its founding in Evansville in 1834, Old National has focused on community banking by building long-term, highly valued partnerships with clients in its primary footprint of Indiana, Illinois, Kentucky and Michigan. In addition to providing extensive services in retail and commercial banking, wealth management, investments and brokerage, Old National also owns Old National Insurance, one of the 100 largest brokers in the U.S. For more information and financial data, please visit Investor Relations at oldnational.com.

Conference Call

Old National will hold a conference call at 10:00 a.m. Central Time on Monday, October 28, 2013, to discuss 3rd quarter 2013 financial results, strategic developments, and the Company’s financial outlook. The live audio web cast of the call, along with the corresponding presentation slides, will be available on the Company’s Investor Relations web page at oldnational.com and will be archived there for 12 months. A replay of the call will also be available from 8:00 a.m. Central Time on October 29 through November 11. To access the replay, dial 1-855-859-2056, conference code 85826718.

Use of Non-GAAP Financial Measures

This earnings release contains GAAP financial measures and non-GAAP financial measures where management believes it to be helpful in understanding Old National’s results of operations or financial position. Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found in this release or the Quarterly Financial Trends supplement to this earnings release, which can be found on Investor Relations at oldnational.com.

Table 1: Non-GAAP Reconciliation-Tangible Equity to Tangible Assets

(end of period balances—$ in millions)	June 30, 2013	September 30, 2013
Total Shareholders’ Equity	$1,167.0	$1,159.3
Deduct: Goodwill and Intangible Assets	(364.4)	(379.3)
Tangible Shareholders’ Equity	$802.6	$779.9
Total Assets	$9,641.1	$9,652.1
Add: Trust Overdrafts	.1	.1
Deduct: Goodwill and Intangible Assets	(364.4)	(379.3)
Tangible Assets	$9,276.7	$9,272.8
Tangible Equity to Tangible Assets	8.65%	8.41%

Additional Information for Shareholders

In connection with the proposed merger, Old National Bancorp will file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that will include a Proxy Statement of Tower Financial Corporation and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National Bancorp and Tower Financial Corporation, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National Bancorp at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Tower Financial Corporation by accessing Tower Financial Corporation’s website at www.towerbank.net under the tab “Investor Relations” and then under the heading “SEC Filings.”

Old National Bancorp and Tower Financial Corporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Tower Financial Corporation in connection with the proposed merger. Information about the directors and executive officers of Old National Bancorp is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of Tower Financial Corporation is set forth in the proxy statement for Tower Financial Corporation’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statement

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s business, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations), ability of Old National to execute its business plan, including the proposed acquisition of Tower Financial Corporation, and satisfy the items addressed in Old National’s Consent Order with the Office of the Comptroller of the Currency, changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits, failure or circumvention of Old National’s internal controls, failure or disruption of our information systems, failure to adhere to or significant changes in accounting, tax or regulatory practices or requirements, new legal obligations or liabilities or unfavorable resolutions of litigations, other matters discussed in this press release and other factors identified in the Company’s Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this press release, and Old National undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this release.

OLD NATIONAL BANCORP

Financial Highlights (Table A)

	Three-Months Ended
($ in thousands except per-share data)	Sept. 30,	June 30,
(FTE) Fully taxable equivalent basis.	2013	2013	Change	% Change
Income Data:
Net Interest Income	$77,996	$79,191	$(1,195)	(1.5)
Taxable Equivalent Adjustment	4,362	4,243	119	2.8
Net Interest Income (FTE)	82,358	83,434	(1,076)	(1.3)
Fees, Service Charges and Other Revenues	47,545	44,311	3,234	7.3
Securities Gains (Losses) (a)	186	1,789	(1,603)	(89.6)
Derivative Gains (Losses)	24	144	(120)	(83.3)
Total Revenue (FTE)	130,113	129,678	435	0.3
Provision for Loan Losses	(1,724)	(3,693)	1,969	N/M
Noninterest Expense	96,658	86,916	9,742	11.2
Income before Taxes	35,179	46,455	(11,276)	(24.3)
Provision for Taxes (FTE)	11,231	17,977	(6,746)	(37.5)
Net Income	23,948	28,478	(4,530)	(15.9)
Per Common Share Data: (Diluted) (b)
Net Income	.23	.28	(.05)	(17.9)
Average Diluted Shares Outstanding	101,131	101,352	(221)	(0.2)
Book Value	11.51	11.57	(.06)	(0.5)
Stock Price	14.20	13.83	.37	2.7
Performance Ratios:
Return on Average Assets	1.00%	1.18%	(.18)%	(15.3)
Return on Average Common Equity (c)	8.23	9.51	(1.28)	(13.5)
Net Interest Margin (FTE)	3.96	3.97	(.01)	(0.3)
Other Expense to Revenue (Efficiency Ratio) (d)	72.96	66.52	6.44	9.7
Net Charge-offs to Average Loans (e)	0.03	0.01	.02	N/M
Reserve for Loan Losses to Ending Loans (e)	0.88	0.90	(0.02)	(2.2)
Non-Performing Loans to Ending Loans (e)	2.52	2.83	(0.31)	(11.0)
Balance Sheet:
Average Assets	$9,606,048	$9,661,408	(55,360)	(0.6)
End of Period Balances:
Assets	9,652,079	9,641,071	11,008	0.1
Investments	3,176,406	3,104,065	72,341	2.3
Money Market Investments (f)	29,508	61,690	(32,182)	(52.2)
Commercial Loans and Leases	1,416,520	1,437,203	(20,683)	(1.4)
Commercial Real Estate Loans	1,269,302	1,328,680	(59,378)	(4.5)
Consumer Loans	1,012,158	978,691	33,467	3.4
Residential Real Estate Loans	1,374,496	1,431,648	(57,152)	(4.0)
Residential Real Estate Loans Held for Sale	7,918	13,572	(5,654)	(41.7)
Finance Leases Held for Sale	—	11,553	(11,553)	(100.0)
Earning Assets	8,286,308	8,367,102	(80,794)	(1.0)
Core Deposits (Excluding Brokered CDs)	7,208,407	6,840,093	368,314	5.4
Borrowed Funds (Including Brokered CDs)	1,052,846	1,414,728	(361,882)	(25.6)
Common Shareholders’ Equity	1,159,256	1,166,978	(7,722)	(0.7)

(a)	Includes $0 and $0, respectively, for other-than-temporary impairment in 3rd quarter 2013 and 2nd quarter 2013.
(b)	Assumes conversion of stock options, restricted stock, and warrants.
(c)	Based on average common shareholders’ equity of $1,164,456 and $1,197,861, respectively, for September 30, 2013 and June 30, 2013.
(d)	Noninterest expense before amortization of intangibles as a percent of FTE net interest income and noninterest revenues, excluding net gains from securities transactions.
(e)	Excludes residential loans and leases held for sale and covered loans.
(f)	Includes money market investments and Federal Reserve interest earning accounts.

N/M = Not meaningful.

OLD NATIONAL BANCORP

Financial Highlights (Table B)

	Three-Months Ended
($ in thousands except per-share data)	Sept. 30,	Sept. 30,
(FTE) Fully taxable equivalent basis.	2013	2012	Change	% Change
Income Data:
Net Interest Income	$77,996	$74,150	$3,846	5.2
Taxable Equivalent Adjustment	4,362	3,340	1,022	30.6
Net Interest Income (FTE)	82,358	77,490	4,868	6.3
Fees, Service Charges and Other Revenues	47,545	37,966	9,579	25.2
Securities Gains (Losses) (a)	186	2,675	(2,489)	(93.0)
Derivative Gains (Losses)	24	226	(202)	(89.4)
Total Revenue (FTE)	130,113	118,357	11,756	9.9
Provision for Loan Losses	(1,724)	400	(2,124)	N/M
Noninterest Expense	96,658	89,019	7,639	8.6
Income before Taxes	35,179	28,938	6,241	21.6
Provision for Taxes (FTE)	11,231	9,201	2,030	22.1
Net Income	23,948	19,737	4,211	21.3
Per Common Share Data: (Diluted) (b)
Net Income	.23	.20	0.03	15.0
Average Diluted Shares Outstanding	101,131	96,125	5,006	5.2
Book Value	11.51	11.70	(0.19)	(1.6)
Stock Price	14.20	13.61	0.59	4.3
Performance Ratios:
Return on Average Assets	1.00%	.91%	0.09%	9.9
Return on Average Common Equity (c)	8.23	7.17	1.06	14.8
Net Interest Margin (FTE)	3.96	4.09	(0.13)	(3.2)
Other Expense to Revenue (Efficiency Ratio) (d)	72.96	75.26	(2.3)	(3.1)
Net Charge-offs to Average Loans (e)	0.03	(0.03)	0.06	N/M
Reserve for Loan Losses to Ending Loans (e)	0.88	1.05	(0.17)	(16.2)
Non-Performing Loans to Ending Loans (e)	2.52	3.59	(1.07)	(29.8)
Balance Sheet:
Average Assets	$9,606,048	$8,715,272	$890,776	10.2
End of Period Balances:
Assets	9,652,079	9,383,044	269,035	2.9
Investments	3,176,406	2,764,280	412,126	14.9
Money Market Investments (f)	29,508	37,043	(7,535)	(20.3)
Commercial Loans and Leases	1,416,520	1,363,516	53,004	3.9
Commercial Real Estate Loans	1,269,302	1,528,167	(258,865)	(16.9)
Consumer Loans	1,012,158	1,034,418	(22,260)	(2.2)
Residential Real Estate Loans	1,374,496	1,317,065	57,431	4.4
Residential Real Estate Loans Held for Sale	7,918	9,911	(1,993)	(20.1)
Finance Leases Held for Sale	—	—	0	N/M
Earning Assets	8,286,308	8,054,400	231,908	2.9
Core Deposits (Excluding Brokered CDs)	7,208,407	7,218,249	(9,842)	(0.1)
Borrowed Funds (Including Brokered CDs)	1,052,846	743,690	309,156	41.6
Common Shareholders’ Equity	1,159,256	1,186,764	(27,508)	(2.3)

(a)	Includes $0 and $202, respectively, for other-than-temporary impairment in 3rd quarter 2013 and 3rd quarter 2012.
(b)	Assumes conversion of stock options, restricted stock, and warrants.
(c)	Based on average common shareholders’ equity of $1,164,456 and $1,101,795 respectively, for 2013 and 2012.
(d)	Noninterest expense before amortization of intangibles as a percent of FTE net interest income and noninterest revenues, excluding net gains from securities transactions.
(e)	Excludes residential loans and leases held for sale and covered loans.
(f)	Includes money market investments and Federal Reserve interest earning accounts.

N/M = Not meaningful.

OLD NATIONAL BANCORP

Financial Highlights

	Nine-Months Ended
($ in thousands except per-share data)	Sept. 30,	Sept. 30,
(FTE) Fully taxable equivalent basis.	2013	2012	Change	% Change
Income Data:
Net Interest Income	$236,237	$224,396	$11,841	5.3
Taxable Equivalent Adjustment	12,517	9,643	2,874	29.8
Net Interest Income (FTE)	248,754	234,039	14,715	6.3
Fees, Service Charges and Other Revenues	137,164	128,475	8,689	6.8
Securities Gains (Losses) (a)	2,994	9,410	(6,416)	(68.2)
Derivative Gains (Losses)	156	657	(501)	(76.3)
Total Revenue (FTE)	389,068	372,581	16,487	4.4
Provision for Loan Losses	(4,572)	2,849	(7,421)	N/M
Noninterest Expense	273,757	266,333	7,424	2.8
Income before Taxes	119,883	103,399	16,484	15.9
Provision for Taxes (FTE)	43,512	34,733	8,779	25.3
Net Income	76,371	68,666	7,705	11.2
Per Common Share Data: (Diluted) (b)
Net Income Attributable to Common Shareholders	0.75	0.72	0.03	4.2
Average Diluted Shares Outstanding	101,351	95,274	6,077	6.4
Book Value	11.51	11.70	(0.19)	(1.6)
Stock Price	14.20	13.61	0.59	4.3
Performance Ratios:
Return on Average Assets	1.06%	1.06%	0.00%	0.0
Return on Average Common Equity (c)	8.58	8.57	0.01	0.1
Net Interest Margin (FTE)	3.99	4.18	(0.19)	(4.5)
Other Expense to Revenue (Efficiency Ratio) (d)	69.30	71.71	(2.41)	(3.4)
Net Charge-offs to Average Loans (e)	0.04	0.12	(0.08)	(66.7)
Reserve for Loan Losses to Ending Loans (e)	0.88	1.05	(0.17)	(16.2)
Non-Performing Loans to Ending Loans (e)	2.52	3.59	(1.07)	(29.8)
Balance Sheet:
Average Assets	$9,581,339	$8,603,959	$977,380	11.4
End of Period Balances:
Assets	9,652,079	9,383,044	269,035	2.9
Investments	3,176,406	2,764,280	412,126	14.9
Money Market Investments (f)	29,508	37,043	(7,535)	(20.3)
Commercial Loans and Leases	1,416,520	1,363,516	53,004	3.9
Commercial Real Estate Loans	1,269,302	1,528,167	(258,865)	(16.9)
Consumer Loans	1,012,158	1,034,418	(22,260)	(2.2)
Residential Real Estate Loans	1,374,496	1,317,065	57,431	4.4
Residential Real Estate Loans Held for Sale	7,918	9,911	(1,993)	(20.1)
Finance Leases Held for Sale	—	—	0	N/M
Earning Assets	8,286,308	8,054,400	231,908	2.9
Core Deposits (Excluding Brokered CDs)	7,208,407	7,218,249	(9,842)	(0.1)
Borrowed Funds (Including Brokered CDs)	1,052,846	743,690	309,156	41.6
Common Shareholders’ Equity	1,159,256	1,186,764	(27,508)	(2.3)

(a)	Includes $0 and $1,078, respectively, for other-than-temporary impairment in 2013 and 2012.
(b)	Assumes conversion of stock options and restricted stock.
(c)	Based on average common shareholders’ equity of $1,186,688 and $1,068,371, respectively, for 2013 and 2012.
(d)	Noninterest expense before amortization of intangibles as a percent of FTE net interest income and noninterest revenues, excluding net gains from securities transactions.
(e)	Excludes residential loans and leases held for sale and covered loans.
(f)	Includes money market investments and Federal Reserve interest earning accounts.

N/M = Not meaningful.